Exhibit 99.4

72648 Netease.com Proof 2 Extraordinary General Meeting of NetEase.com, Inc. Date: March 29, 2012 See Voting Instruction On Reverse Side. Please make your marks like this: xUse pen only • Mark, sign and date your Voting Instruction Form. • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage-paid envelope provided. MAIL  Please Sign Here Please Date Above Please Sign Here Please Date Above ÆPlease separate carefully at the perforation and return just this portion in the envelope provided. Æ Authorized Signatures - This section must be completed for your instructions to be executed. EVENT # CLIENT # Extraordinary General Meeting of NetEase.com, Inc. to be held on March 29, 2012 For Holders as of March 2, 2012 All votes must be received by 5:00 pm, New York Time on March 26, 2012. Copyright © 2012 Mediant Communications LLC. All Rights Reserved PROXY TABULATOR FOR NETEASE.COM, INC. P.O. BOX 8016 CARY, NC 27512-9903 Directors Recommend For Against Abstain 1. To approve, AS A SPECIAL RESOLUTION, that the name of NetEase.com, Inc. is hereby changed with immediate effect to NetEase, Inc. and that the officers of the Company be, and each of them hereby is, authorized and directed to file this resolution with the Registrar of Companies of the Cayman Islands and to take such other actions as they shall deem necessary to effect the foregoing. 72648 NetEase VIF_Layout 1 2/28/12 10:52 AM Page 1

72648 Netease.com Proof 2 NETEASE.COM, INC. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 5:00 PM (New York Time) on March 26, 2012) The undersigned registered holder of American depositary receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other deposited securities represented by such receipt(s) of NetEase.com, Inc. registered in the name of the undersigned on the books of the Depositary as of the close of business on March 2, 2012 at the Extraordinary General Meeting of Shareholders of NetEase.com, Inc. to be held at 10:00 a.m. on March 29, 2012 at the Company’s offices located at 26/F, SP Tower D, Tsinghua Science Park Building 8, No. 1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084, in respect of the resolutions specified on the reverse. NOTE: 1. Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company. 2. It is understood that if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company. PROXY TABULATOR FOR NETEASE.COM, INC. P.O. Box 8016 CARY, NC 27512-9903 72648 NetEase VIF_Layout 1 2/28/12 10:52 AM Page 2